Exhibit 17.1

Date: March 20, 2006

To:	Board of Directors Telecom Communications, Inc.

Dear Sirs:

Resignation as Director and CIO

I, the undersigned, hereby resign as Director and CIO of your Company with effect from the date hereof.

I hereby confirm that I have no claim and demand whatsoever against your Company.

Yours Faithfully,

/s/ Liu Lirong
Liu Lirong